Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

May 6, 2011

VIA FEDERAL EXPRESS AND EDGAR

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Resources Development Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed April 13, 2011 File No. 333-171727

Dear Mr. Schwall:

On behalf of China Resources Development Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated May 2, 2011, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”).  Captions and page references herein correspond to those set forth in Amendment No. 4 to the Registration Statement (“Amendment No. 4”), a copy of which has been marked with the changes from Amendment No. 3 to the Registration Statement filed on April 13, 2011.  We are also delivering three (3) courtesy copies of such marked Amendment No. 3 to Sirimal R. Mukerjee.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

In addition to responding to the Staff’s comments, we wish to note that the Company and the underwriters have determined to reduce the size of the offering from $75,000,000 to $50,000,000.  Accordingly, we have revised the disclosure in the Registration Statement to reflect the changes necessary for such reduction in size.

Securities and Exchange Commission

May 6, 2011

Amendment No. 3 to Registration Statement on Form S-1

General

1.
We reissue prior comment 3 from our letter to you dated February 14, 2011. Please be sure to provide all information you are not entitled to omit under Rule 430A of Regulation C (see, e.g., pages 48 and 95).

We have revised the disclosure in the Registration Statement to provide all required information that we are not entitled to omit under Rule 430A of Regulation C as requested.

Prospectus Summary, page 1

The Offering, page 4

2.
We note your response to prior comment 4 from our letter to you dated April 6, 2011. Please ensure that all relevant disclosure is revised in accordance with the content of your response. For example, we note the disclosure at page 27.

We have revised the disclosure on page 27 of the Registration Statement as requested.

Exhibit 3.1

3.
It appears that your amended and restated memorandum and articles of association have not yet been adopted by your board. Please advise as to when they will be adopted and file a final, as-adopted version.

The amended and restated memorandum and articles of association is being further amended in connection with the filing of Amendment No. 4 to reduce the size of the offering and will be adopted shortly.  We will file a final amendment to the Registration Statement prior to having the same declared effective in order to include an as-adopted copy of the amended and restated memorandum and articles of association as requested.

Exhibit 5.1

4.	Please obtain and file a new legality opinion which opines as to the Units being offered.

The form of legality opinion has been revised to include an opinion as to the units being offered.  We will file a final amendment to the Registration Statement prior to having the same declared effective in order to include a signed copy of such revised legality opinion.

Securities and Exchange Commission

May 6, 2011

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:     Robin Lee